[Breyer & Associates PC Letterhead]

February 14, 2014

Via EDGAR and Hand Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Dunham, Staff Attorney

Re:	Heritage Financial Corporation Amendment Number 2 to Registration Statement on Form S-4 File No. 333-192985

Dear Mr. Dunham:

On behalf of Heritage Financial Corporation, Olympia, Washington (“Company”), enclosed is a copy of pre-effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-4 (“Form S-4”), including exhibits, which is being filed today via EDGAR.

The revisions contained in Amendment No. 2 were made primarily in response to comments received from the Staff of the Securities and Exchange Commission (“SEC”) on February 7, 2014. All changes have been marked.

Amendment No. 1 to Registration Statement on Form S-4 Filed January 24, 2014

Summary, page 9

1.	We note your response to comment 7 in our letter dated January 16, 2014, and reissue in part. Please consider including mathematical formulas that clearly define your calculations and their basic variables, as well as corresponding formulas demonstrating the calculation for your chosen hypothetical value.

Response: The disclosure with regard to the Stock Options and Restricted Stock Units on pages 12 and 13 have been expanded to include in the examples the mathematical formulas used in the calculations and to demonstrate how these formulas are applied in the given examples.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

Washington Banking’s Executive Officers and Directors Have Financial Interests…, page 14

2.	Please revise the bullets to disclose:

•	the aggregate possible severance payments in the first bullet;

•	the aggregate number of unvested restricted stock units that will vest; and,

•	any increase in compensation in bullets three through six

Response: We have added the aggregate and individual possible severance payments and the aggregate number of unvested restricted stock units that will vest.

With respect to the third bullet point above:

•	Messrs. McDonald and Eng are not receiving any increase in base compensation and we believe the employee benefit packages to be provided by Heritage to Messrs. McDonald and Eng are substantially comparable to those currently provided by Washington Banking. As described in detail on page 82 of the joint proxy statement / prospectus, Mr. McDonald is entitled to a special bonus (paid monthly as long as he continues to be employed by Heritage) and Messrs. McDonald and Eng will receive one-time restricted stock grants with a grant date fair values of $50,000 and $75,000, respectively; we have added disclosure of these two items to bullets three and four.

•	Mr. Wagner will not receive any increase in compensation.

•	The sixth bullet point on page 15 discloses the fact that seven Washington Banking directors will join the Heritage board; none of the seven directors will receive any special benefits as a result of joining the Heritage board. The new directors will be compensated consistent with the director compensation paid to current Heritage directors. A review of total director compensation, which depends in part on the number of meetings attended and the value of stock awards on the date of grant, for Heritage and Washington Banking indicates that director compensation is very similar and differences in amounts immaterial. Average total 2012 director compensation was $58,940.17 at Washington Banking and $59,586.33 at Heritage (excluding partial year service).

The Merger, page 45

3.	Confirm to the staff that every D.A. Davidson & Co. and Sandler & Co. line-item analysis support the board’s recommendation. If not, revise to disclose that the Board noted this analysis and explain why, despite this analysis, it still recommended the transaction. In addition, please confirm that your supplemental response contains all of the non-public projections that Heritage provided to Sandler, and that Washington Banking provided to Davidson. If not, please provide us with these projections.

Response: D.A. Davidson & Co. has confirmed that there are not any items in the fairness materials that they provided to the Heritage Board that did not support a recommendation to proceed. As disclosed on page 71 of the joint proxy statement / prospectus, Sandler O’Neill & Partners, L.P., believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

incomplete view of the evaluation process underlying its opinion. Sandler did not single out specific items as either supportive or not.

We also are providing under separate cover, confidential non-public information, which includes Heritage projections, that was provided by Heritage to Sandler O’Neill & Partners, L.P.

Background of the Merger, page 45

4.	Please revise to more completely disclose the terms and development of your merger negotiations. Disclose every position each side took on the material terms of the transaction and the reason for any changes from this initial position. Your next amendment should fully account for total shareholder compensation, the ratio of such compensation to be paid in stock or cash, and the treatment of Washington Banking’s options or restricted stock units.

Response: This section has been revised to provide specific detail regarding the terms and development of the merger negotiations, including details regarding total shareholders compensation and the ratio of the compensation to be paid in stock or cash, and the treatment of Washington Banking’s options or restricted stock units.

With respect to the treatment of Washington Banking’s option and restricted stock units, initially the model provided by D.A. Davidson anticipated the payout occurring at the closing of the transaction. Under the terms of the merger agreement each Washington Banking stock award that is outstanding immediately prior to the merger (collectively, the “Washington Banking Stock Awards”), including each stock option and restricted stock unit award under the Washington Banking 1998 Stock Option and Restricted Stock Award Plan and the Washington Banking 2005 Stock Incentive Plan (together, the “Washington Banking Stock Plans”), would vest in accordance with the terms of the plan under which it was granted and the applicable award agreement. As a result, all Washington Banking Stock Awards would become fully vested as a result of the merger. Heritage and Washington Banking determined further that all Washington Banking Stock Awards would be converted into equivalent Heritage stock awards at the time of the merger based on the option exchange ratio, which treatment was also in accordance with the Washington Banking Stock Plans and applicable award agreements. Reference is made to the section entitled “Summary—What Holders of Washington Banking Stock Options and Restricted Stock Unit Awards Will Receive” on pages 12 and 13 of the joint proxy statement/prospectus for a more detailed description of this conversion.

5.	Revise the entirety of this section to provide context for the “additional development[s]” or “various items” that were the topic of nebulous “discussions,” and add representative examples when the topics covered are too numerous or immaterial to be succinctly identified.

Response: This section has been revised to eliminate general references and to add context and detail to this discussion.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

6.	We note your disclosure on page 46 that a merger would require “careful consideration of numerous structural and financial issues in order to be acceptable to both” you and Washington Banking. Please revise to specify these issues.

Response: This disclosure has been expanded to include additional details regarding the numerous structural and financial issues that were considered in connection with the discussions between Heritage and Washington Banking.

7.	We note your disclosure on page 46 that Washington Banking was considering a potential “acquisition of a smaller financial institution” during the summer of 2013. Please revise to generally explain the features of this potential acquisition, as well as when and why the board decided a merger with Heritage was preferable to this opportunity. Further disclose the substance of the other “number of strategic opportunities and merger and acquisition possibilities for Washington Banking,” discussed by the Washington Banking management between August 13, 2013 and August 23, 2013, and the evaluations of those discussions.

Response: We have revised the disclosure on pages 45 through page 48 to provide additional information regarding Washington Banking’s discussions and strategic opportunities. Washington Banking remains subject to a confidentiality agreement with the target referred to as the “acquisition of a smaller financial institution,” and cannot provide the name of the target or information that would make the target easy to identify. With respect to other strategic opportunities, Washington Banking entered into five confidentiality agreements with potential acquisition targets from July 2012 to the August 2013 meetings and conducted varying levels of due diligence on such targets, and also generally discussed the merger and acquisition climate in the Pacific Northwest. None of the five opportunities moved beyond initial due diligence.

8.	Revise to disclose the reason for the proposal for mutual exclusivity, first mentioned during the September 9, 2013 meeting, the risks of such a proposal that were considered by either party, and the reason that Washington Banking agreed to be bound. To the extent material, explain this timeline, including why Heritage did not execute the agreement until September 16, 2013, and Washington Banking did not execute the agreement until September 19, 2013.

Response: This discussion has been revised to clarify the timing of the signing of the exclusivity agreement, the reasons Washington Banking agreed to be bound to the exclusivity agreement and the matters that were considered by Washington Banking.

Opinion of Sandler O’Neill…, page 68

9.	We note your response to comment 9 in our letter dated January 16, 2014. Please revise your description of the Sandler opinion on page 70, and make corresponding changes throughout your filing, to reflect that Washington Banking’s board of directors retains the right to request an update to Sandler’s opinion, pursuant to the terms of its engagement letter with Sandler. Disclose the material terms of this right to request an update.

Response: We have revised the relevant disclosures on pages 71, 77 and 78 of the joint proxy statement/prospectus to refer to the right to request an update. Please note that if an update is requested, the date of the update will be as close as practicable to the date of the final joint proxy statement and each of the relevant disclosures will be updated to refer to the October 23 opinion and the update, and we would propose to remove

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

references to the ability to request an update. There are no additional material terms to disclose as there is no fee associated with the update.

The Merger Agreement, page 88

10.	We note your deletions on page 45, 58, and 67 of your amended registration statement in response to comment 13 of our letter dated January 16, 2014. Please make corresponding changes on page 88, as well as on pages 34, 85, 87, 101, 125, and 126.

Response: We have revised the disclosure on pages 89 and on pages 34, 86, 87, 103, 126, and 127 so that the disclosure on these pages is no longer qualified.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Note 2 – Purchase Price, page 109

11.	Please revise the consideration value exchanged for the Washington Banking stock options and restricted stock unit awards to refer to the approximation of $2.9 million based on the $16.72 Heritage common stock share price at December 20, 2013 consistent with the amount disclosed in Note 3 – Allocation of Purchase Price of Washington Banking.

Response: We have revised the consideration value exchanged for the Washington Banking stock options and restricted stock unit award to $2.9 million, which is consistent with the amount disclosed in Note 3.

Note 3 – Allocation of Purchase Price of Washington Banking, page 110

12.	Please revise the pro forma purchase price of Washington Banking line item titled total pro forma purchase price to be $276,776 consistent with the tabular information provided.

Response: We have revised the total pro forma purchase price to be $276,776, which is the sum of the forms of consideration listed above the total.

13.	Please revise the presentation to remove goodwill from the fair value of assets acquired. In this regard, present two line item totals as follows: fair value of net assets acquired and excess of consideration paid over the net assets and identifiable intangibles acquired.

Response: We have revised the presentation of the table in Note 3 to exclude goodwill from the fair value of assets acquired. We have additionally added two line items below the total pro forma purchase price: (1) Fair value of net assets and identifiable intangible assets acquired and (2) Excess of consideration to be paid over the net assets and identifiable intangible assets acquired.

Note 4 – Pro Forma Combined Condensed Consolidated Financial Information Adjustments, pages 110 -113

14.	We have reviewed your response to our prior comment twenty of our letter dated January 16, 2014. The staff notes that the adjustments to interest expense: junior subordinated debentures are

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

$185 and $88 for the nine months ended September 30, 2013 and the year ended December 31, 2012. Thus, the adjustment for the nine months ended September 30, 2013 is greater than the adjustment for the year ended December 31, 2012. In addition, the adjustments on the face of the unaudited pro forma combined condensed consolidated statements of income are $85 and $88 for the nine months ended September 30, 2013 and for the year ended December 31, 2012, respectively. Please advise or revise.

Response: The amounts as presented in the unaudited pro forma combined condensed consolidated statements of income for the pro forma adjustment related to interest expense on the junior subordinated debentures (Adjustment N) for the nine months ended September 30, 2013 and for the year ended December 30, 2012 were properly reported as $85 and $88, respectively. The Adjustment N in Note 4 was revised such that the adjustment for the nine months ended September 30, 2013 is $85. Thus, the adjustment for the nine months ended September 30, 2013 is less than the adjustment for the year ended December 31, 2012.

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any questions regarding the responses to the accounting comments should be directed to Donald J. Hinson, Chief Financial Officer, Heritage Financial Corporation [telephone: (360) 570-7379, Fax: (360) 705-9166 and email: Don.Hinson@HeritageBankNW.com].

We appreciate the Staff’s assistance in reviewing Amendment No. 2, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,

/s/ John F. Breyer

John F. Breyer, Jr.

JFB/ktr/1317

Enclosures

cc:	Michael Clampitt, Senior Counsel, Division of Corporation Finance, Securities and Exchange Commission
Christina Harley, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
John Nolan, Senior Assistant Chief Accountant, Division of Corporation Finance, Securities and Exchange Commission
Brian L. Vance, Chief Executive Officer, Heritage Bank
Jeffrey J. Deuel, President and Chief Operating Officer, Heritage Bank
Andrew H. Ognall, Esq., Lane Powell PC